Exhibit 2.2

AMENDMENT

This Amendment (this “Amendment”) is made and entered into as of the 30th day of November, 2011 (the “Effective Date”) by and between White River Health System, Inc.,  an Arkansas non-profit corporation (“Seller”) and AdCare Property Holdings, LLC, an Ohio limited liability company (“Purchaser”).

RECITALS

Purchaser and Seller are parties to that certain Purchase and Sale Agreement dated as of August 15, 2011 (the “Purchase Agreement”); and

Purchaser and Seller desire to amend the Purchase Agreement on the terms hereinafter set forth.

In consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration paid by Purchaser to Seller, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1.             Capitalized Terms. Capitalized but undefined terms used in this Amendment shall have the meanings set forth in the Purchase Agreement.

2.             Definitions. The following Definitions in Section 1.1 of the Purchase Agreement are hereby deleted in their entirety and the following is inserted in lieu thereof:

“Closing Date” shall mean November 29, 2011.

“Purchase Price”  shall mean Four Million Two Hundred Fifty Thousand and 00/100s Dollars ($4,250,000.00), which Purchase Price shall be allocated as follows: (i) $3,200,000.00 to the skilled nursing facility; and (ii) $1,050,000.00 to the residential care facility.

3.             Closing.  Section 2.2 of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:

2.2          Closing.  If the closing conditions in Section 4 and Section 5 are satisfied, the purchase and sale of the Properties shall be consummated on the Closing Date by the release and delivery of the documents and funds held in escrow by the Escrow Agent.

4.             Purchase Price.  Section 2.3 of the Purchase Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:

2.3          Purchase Price.   The aggregate purchase price to be paid for the Properties shall be the Purchase Price.  The Purchase Price shall be paid as follows:

(a)           Deposit.  Within three (3) Business Days following the Effective Date, Purchaser shall deposit the Deposit with the Escrow Agent by wire transfer of immediately available funds.

(b)           Cash Consideration.  The sum of Three Million Five Hundred Thousand and 00/100s Dollars ($3,500,000.00) (including the Deposit), subject to adjustment as provided in Article 9, shall be deposited into escrow with the Escrow Agent by wire transfer of immediately available funds and released to Seller at the Closing.

(c)           Seller Note.  The balance of the Purchase Price (subject to adjustment pursuant to Section 3.6 hereof) shall be evidenced by a promissory note from the Purchaser in favor of the Seller in the principal amount of Seven Hundred Fifty Thousand and 00/100s Dollars ($750,000.00) executed and delivered at the Closing (the “Seller Note”).  The Seller Note shall be paid in six (6) months following the Closing and shall bear interest at the simple annual fixed rate of seven percent (7%).  Principal payments in the amount of One Hundred Thousand and 00/100s Dollars ($100,000.00) each, together with accrued and unpaid interest shall be made monthly during the term of the Seller Note. If all principal and interest due and owing under the Seller Note are paid in full on or before March 1, 2012, Seller shall receive a discount in the amount of $50,000.00 against the principal balance due under the Seller Note.  The Seller Note shall be secured by a first priority mortgage on the Real Property on which the Stone County Residential Care Facility is located.

(d)           Independent Consideration.  Seller and Purchaser acknowledge and agree that if the Deposit is to be returned to Purchaser pursuant to any of the provisions of this Agreement, the Escrow Agent shall retain One Hundred and 00/100s Dollars ($100.00) from the Deposit and shall pay such amount to Seller as independent consideration paid by Purchaser to Seller for Seller’ execution and delivery of this Agreement.

5.             Ratification. Except to the extent amended hereby, Purchaser and Seller ratify and confirm that all other terms and conditions of the Purchase Agreement remain in full force and effect.

6.             Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall be taken to be one and the same Amendment, for the same effect as if all parties hereto had signed the same signature page, and a facsimile copy of an executed counterpart shall constitute the same as delivery of the original of such executed counterpart. Any signature page of this Amendment (whether original or facsimile) may be detached from any counterpart of this Amendment (whether original or facsimile) without impairing the legal effect of any signatures thereof and may be attached to another counterpart of this Amendment (whether original or facsimile) identical in form hereto but having attached to it one or more additional signature pages (whether original or facsimile).

[Signatures on next page]

IN WITNESS WHEREOF, each party has caused this instrument to be executed on the date set forth hereinabove.

SELLER:

White River Health System, Inc.
an Arkansas non-profit corporation

By:	/s/ Gary L. Britten

Name:	Gary L. Britten

Title:	CFO

PURCHASER:

AdCare Property Holdings, LLC
an Ohio limited liability company

By:	/s/ Chris Brogdon

Name:	Chris Brogdon

Title:	Vice Chairman